ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/eh
Date 07/01/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "Zurich Financial Services is today paying CHF 2,50 per registered share resulting from the nominal value reduction" dated July 1, 2004 and
- "Sale of Zurich Singapore to QBE completed" dated July 1, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

p.p. E. Hellsh

Andres Christen

dlw 7/6

Enclosure

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Sale of Zurich Singapore to QBE completed

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, June 30, 2004 - Zurich Financial Services Group (Zurich) today announced the completion of the sale of 100% of the share capital of Zurich Insurance (Singapore) Pte. Ltd. (Zurich Singapore) to QBE Insurance (International) Limited (QBE). This transaction was announced on May 21, 2004.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is today paying CHF 2.50 per registered share resulting from the nominal value reduction

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, July 1, 2004 – Zurich Financial Services (Zurich) today pays out to shareholders the reduction in nominal value of each registered share of CHF 2.50, as approved by the Annual General Meeting on April 16 of this year.

After completing the necessary requirements, Zurich has reduced its share capital by CHF 360,017,387.50 from CHF 1,296,062,595 to a new total of CHF 936,045,207.50 by reducing the nominal value of each registered share from CHF 9 to CHF 6.50.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN